January 23, 2025

Harminder Sehmi
Chief Financial Officer
Blaize Holdings, Inc.
4659 Golden Foothill Parkway, Suite 206
El Dorado Hills, CA 95762

       Re: Blaize Holdings, Inc.
           Registration Statement on Form S-1
           Filed on January 21, 2025
           File No. 333-284365
Dear Harminder Sehmi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing